FIRST AMENDMENT TO BYLAWS
                              OF
                 KASH N' KARRY FOOD STORES, INC.
                     A Delaware Corporation




     The following amendments to the Bylaws of the Corporation were adopted on July 30, 1991, by the Written consent of the holders of two-thirds of the outstanding common stock of the Corporation, as permitted by Section 228 of the Delaware General Corporation Law and Article XIV of the Bylaws:

     1. The second sentence of Article III, Section 2, of the Bylaws of the Corporation is hereby amended to read in its entirety as follows: "Until otherwise determined by resolution of the Board adopted after August 1, 1991, the Board shall consist of three members."

     2. The first sentence of Article III, Section 4, of the Bylaws of the Corporation is hereby amended to read in its entirety as follows: "Any vacancy in the Board caused by death, resignation, removal or otherwise, or through an increase in the number of directors, shall be filled by a majority vote of the remaining directors, by the sole remaining director, or by the stockholders."

     DATED: October 17, 1991.


                                   /s/ Richard D. Coleman
                                   Richard D. Coleman, Secretary of
                                   Kash n' Karry Food Stores, Inc.